Exhibit 99.(a)(11)

                             Recommended Cash Offer

                         by a wholly-owned subsidiary of

                                     RWE AG

                         and (outside the United States)
                       by Merrill Lynch on its behalf for

                               Innogy Holdings plc


Merrill Lynch announces, on behalf of GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH (the "Offeror"), wholly-owned subsidiary of RWE AG ("RWE"), that, by means of this advertisement and a formal offer document dated 28 March, 2002 (the "Offer Document"), the Offeror and (outside the United States) Merrill Lynch on its behalf has made an offer (the "Offer") to acquire the whole of the issued and to be issued ordinary share capital of Innogy Holdings plc ("Innogy") including American Depositary Shares ("Innogy ADSs"), each representing 10 Innogy Shares. In the United States, the Offer is made solely by the Offeror, and neither Merrill Lynch nor any of its affiliates is making the Offer in the United States.

Terms defined in the Offer Document have the same meaning in this advertisement. Subject to the Offer becoming or being declared wholly unconditional, holders of Innogy Securities who accept the Offer will receive 275 pence in cash for each Innogy Share and 2,750 pence in cash for each Innogy ADS. There is a Loan Note Alternative whereby Innogy Shareholders (other than US and certain other overseas shareholders) who validly accept the Offer may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise have been entitled under the terms of the Offer.

The full terms and conditions of the Offer and the Loan Note Alternative (including details of how the Offer may be accepted) are set out in the Offer Document and the Acceptance Forms. This advertisement alone does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. Holders of Innogy
Securities who accept the Offer may rely only on the Offer Document and Acceptance Forms for all the terms and conditions of the Offer (including the Loan Note Alternative).

The Offer is, by means of this advertisement, extended to all persons to whom the Offer Document may not be despatched who hold, or who are entitled to have allotted or issued to them, Innogy Shares or Innogy ADSs. Such persons are informed that copies of the Offer Document and Form of Acceptance are available for collection in the UK during normal business hours from Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL. Copies of the Offer Document and the Letter of Transmittal are available for collection in the US from Georgeson Shareholder, 17 State Street, 10th Floor, New York, NY 10004.

The Offer will initially be open for acceptance until 3:00 p.m. (London time) on 26 April 2002 (or such later time(s) and/or date(s) as RWE, subject to the City Code and the Exchange Act, may decide). Any extensions of the Offer will be publicly announced by 8:00 a.m. (London time) on the business day following the day on which the Offer was due to expire. It should be noted that by virtue of the conflicting provisions of the City Code and the US federal securities laws, the Panel has agreed that the acceptance condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The acceptance condition in the Offer Document has been amended accordingly.

Unless otherwise determined by RWE and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, neither this announcement nor the Offer Document are being or may be mailed or otherwise forwarded, distributed or sent into or from Australia, Canada or Japan and doing so may render any purported acceptance of the Offer invalid.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have the clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

This advertisement is not being published or otherwise distributed or sent in or into Australia, Canada or Japan and persons reading this advertisement (including custodians, trustees and nominees) must not distribute or send this advertisement, the Offer Document or the Acceptance Forms (nor any related document(s)) in, into or from Australia, Canada or Japan.

Merrill Lynch is acting for RWE and the Offeror and for no one else in connection with the Offer and will not be responsible to anyone other than RWE and the Offeror for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer.

Credit Suisse First Boston and Deutsche Bank are acting for Innogy and for no one else in connection with the Offer and will not be responsible to anyone other than Innogy for providing the protections afforded to clients of Credit Suisse First Boston and Deutsche Bank or for providing advice in relation to the Offer.

30 March, 2002